File No. 82-2683

Wolters Kluwer

07022151

RECEIVED

PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

SUPPL

Wolters Kluwer 2006 Annual Report Publication

Report details the successful establishment of the company's foundation to accelerate profitable growth

Amsterdam (March 22, 2007) - Wolters Kluwer, a leading global information services and publishing company, issued today its 2006 Annual Report both in print and online. The 2006 Annual Report details Wolters Kluwer's successful completion of its three-year strategy, which focused on creating sustainable growth and improved value for its customers, employees, and shareholders. A Dutch-language *Jaaroverzicht 2006* is also available in print and PDF versions, featuring an integral translation and condensed financial information. Wolters Kluwer's 2006 Sustainable Entrepreneurship Report, which documents the company's social responsibility efforts and goals, is available online.

Nancy McKinstry, CEO and Chairman of the Executive Board, commented in the Chairman's Message of the Annual Report, "2006 marked the successful completion of our three-year strategic plan to strengthen and transform Wolters Kluwer. We have delivered on the promises we made in 2003 to invest in growth, realize operating and cost efficiencies, and instill a strong commitment to our core customers and markets. Going forward, our strategy builds on the solid foundation we have established, and provides a clear and compelling plan to accelerate growth and enhance value for our customers, employees, and shareholders."

The 2006 Annual Report includes thematic sections entitled Create, Pride, Value, and Passion - close-up looks at some of Wolters Kluwer's customers, products, awards, and employees. These snapshots, profiles, and first-person narratives illustrates how the management and employees of Wolters Kluwer have created a customer-focused organization that is far more agile and innovative than ever before. In 2006 Wolters Kluwer continued to serve its customers worldwide as *The Professional's First Choice*, providing the information, tools, and solutions to help professionals make their most critical decisions effectively and improve their productivity.

Wolters Kluwer's 2006 Annual Report and *Jaaroverzicht 2006* are available online at www.wolterskluwer.com/2006annualreport, and all sections of both publications can be downloaded and printed in PDF format. To request a print copy of the 2006 Annual Report or *Jaaroverzicht 2006*, email info@wolterskluwer.com.

Sustainable Entrepreneurship at Wolters Kluwer

Also released today is Wolters Kluwer's 2006 Sustainable Entrepreneurship Report, available online-only at www.wolterskluwer.com/2006SER. The report documents in a centralized and comprehensive way the company's efforts and provides the foundation for increasing the scope of social responsibility goals, reporting efforts, and actions in the future. In 2006, Wolters Kluwer focused on expanding the collection of key data; shifting the focus of sustainability efforts across the company to knowledge creation - a core value provided by Wolters Kluwer to its customers; and streamlining local sustainability initiatives into a global, cohesive program grounded in the company values.

Wolters Kluwer

Annual General Meeting of Shareholders
The Annual General Meeting of Shareholders of Wolters Kluwer nv will be held on Wednesday, April 20, 2007, at 2:00 p.m. in the Okura Hotel, Amsterdam. Items on the agenda for discussion and voting include proposals for the appointment of Mr. B.F.J.A. Angelici as member of the Supervisory Board and Mr. J.J. Lynch, Jr., as member of the Executive Board.

The Agenda for the meeting, including all annexes, is available in English and Dutch at www.wolterskluwer.com. To request a print copy, email info@wolterskluwer.com.

2007 Calendar

Annual General Meeting of Shareholders (Okura Hotel Amsterdam)	April 20, 2007 - 2:00 pm
2007 First-Quarter Results	May 9, 2007
2007 Half-Year Results	August 1, 2007
2007 Third-Quarter Results	November 7, 2007
2007 Full-Year Results	February 27, 2008

Full overview available at www.wolterskluwer.com

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

File No. 82-2683

Wolters Kluwer

Notice convening the Annual General Meeting of Shareholders of Wolters Kluwer nv

to be held on Friday, April 20, 2007 at 2.00 p.m. in the Okura Hotel, Ferdinand Bolstraat 333 in Amsterdam, the Netherlands

The agenda for the General Meeting of Shareholders is as follows:

1. **OPENING**
2. **2006 ANNUAL REPORT**
   a. Report of the Executive Board for 2006
   b. Report of the Supervisory Board for 2006
3. **2006 FINANCIAL STATEMENTS AND DIVIDEND**
   a. Policy on additions to reserves and dividend
   b. Proposal to adopt the financial statements for 2006 as included in the annual report for 2006
   c. Proposal to distribute a dividend of € 0.58 per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares
4. **PROPOSAL TO RELEASE THE MEMBERS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD FROM LIABILITY FOR THE EXERCISE OF THEIR RESPECTIVE DUTIES**
   a. Proposal to release the members of the Executive Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association
   b. Proposal to release the members of the Supervisory Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association
5. **PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION**
6. **PROPOSAL TO APPOINT MR. B.F.J.A. ANGELICI AS MEMBER OF THE SUPERVISORY BOARD**
7. **PROPOSAL TO APPOINT MR. J.J. LYNCH, JR. AS MEMBER OF THE EXECUTIVE BOARD**
8. **PROPOSAL TO DETERMINE THE REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD**
9. **PROPOSAL TO AMEND THE REMUNERATION POLICY AND LONG-TERM INCENTIVE PLAN OF THE EXECUTIVE BOARD**
10. **PROPOSAL TO EXTEND THE AUTHORITY OF THE EXECUTIVE BOARD**
    a. to issue shares and/or grant rights to subscribe for shares
    b. to restrict or exclude pre-emptive rights
11. **PROPOSAL TO AUTHORIZE THE EXECUTIVE BOARD TO ACQUIRE OWN SHARES**
12. **ANY OTHER BUSINESS**
13. **CLOSING**

The agenda and explanatory notes, including the information provided on Mr. Angelici as referred to in Section 2:142 (3) of the Dutch Civil Code, the proposed amendment to the Articles of Association and an explanatory note, as well as the annual report for 2006 and the financial statements for 2006 are available for inspection at the offices of Fortis Bank (Nederland) N.V., Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the aforementioned addresses. It is also possible to ask for these documents by telephone at the ABN AMRO Servicedesk, telephone +31 (0)76 57 99 455, at Fortis Bank (Nederland) N.V., telephone +31 (0)20 5272 467, and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications department, P.O. Box 75248, 1070 AE Amsterdam

(telephone +31 (0)20 60 70 469, fax +31 (0)20 60 70 490, e-mail info@wolterskluwer.com). These documents are also available on the website: www.wolterskluwer.com.

PARTICIPATION INSTRUCTIONS

Record date

The Executive Board of Wolters Kluwer nv has determined that those persons shall be entitled to vote at and attend the AGM who, on Thursday 29 March, 2007, after all additions and deductions at that date have been processed, have those rights and are registered as such in one of the registers designated by the Executive Board and who have also been registered for the AGM in the manner described below.

PROCEDURE FOR HOLDERS OF DEPOSIT SHARES:

Registration

The register and sub-registers designated for holders of deposit shares are the records of the institutions associated with Euroclear Nederland, which as at the registration date list the holders of deposit shares.

Application

Holders of deposit shares will have access to the Meeting if they have applied as from Friday, March 30, 2007 and no later than on Friday, April 13, 2007 at 5.30 p.m. with ABN AMRO Bank N.V. (ABN AMRO) or Fortis Bank (Nederland) N.V. (Fortis), via the institution in whose records they are listed as holders of deposit shares.

Admission to the Meeting

Holders of deposit shares will receive a proof of registration by e-mail or mail. The proof of registration will serve as proof of admission to the Meeting whereby the number of deposit shares for which the holder of deposit shares can vote, is presented on the registration list, that Wolters Kluwer nv will receive from ABN AMRO and Fortis.

Granting of proxy / voting instruction

Holders of deposit shares, who wish to authorize a third party to attend the Meeting on their behalves, or grant a proxy including a voting instruction to each civil law notary of Allen & Overy LLP, Amsterdam office, each of them severally (Notary), may do so in the manner described below, provided that they have applied for the Meeting in time in the manner described above.

Proxy to a third party

A form for a proxy to third parties can be asked for at ABN AMRO Servicedesk, telephone +31 (0)76 5799 455, and on the Company's website. The completed proxy forms must be sent to ABN AMRO, AS/Exchange Agency MF 2020, P.O. Box 3200, 4800 DE Breda, The Netherlands, fax +31 (0)76 5799 620, and must be in the possession of ABN AMRO at the latest on Friday, April 13, 2007 at 5.30 p.m.

Electronic proxy including voting instruction

Holders of deposit shares may grant an electronic proxy including a voting instruction to the Notary until Friday, April 13, 2007 at 5:30 p.m. at the latest. Instructions of how to grant electronic proxies including voting instructions can be found on the Company's website.

Written proxy including voting instruction

The forms for granting a written proxy including a voting instruction can be asked for at ABN AMRO Servicedesk, and can also be downloaded from the Company's website. Completed proxy forms including the voting instruction have to be sent to ABN AMRO, at the address indicated above, and must be in the possession of ABN AMRO, at the latest on Friday, April 13, 2007 at 5.30 p.m.

PROCEDURE FOR REGISTERED SHAREHOLDERS:

Registration

The register designated for the registered shareholders is the shareholders' register of Wolters Kluwer nv, kept by the Company, which as at the record date lists the registered shareholders.

Application and granting of proxy

The Company will send the registered shareholders an application form with explanatory notes. The written application has to be in the possession of the Company at the latest on Friday, April 13, 2007 at 5.30 p.m. Registered shareholders, who wish to authorize a third party to attend the Meeting on their behalf, can do so by means of the application form and must state that party's details on the form.

PARKING

Visitors to the Meeting are advised to travel by public transport, if possible. Visitors coming by car are offered free parking in a dedicated parking area of the RAI parking place P2, section 6 & 7. A shuttle bus service to the Okura Hotel is available. Please note that the Okura Hotel has very limited parking. In connection with the starting time of the Meeting, we advise you to be at the RAI parking place at 2:30 pm at the latest.

Amsterdam, March 22, 2007

Executive Board Wolters Kluwer nv

www.wolterskluwer.com

The text of the notice convening the Meeting above, is an English translation of the official Dutch notice. If differences occur in the translation (or the interpretation thereof) the Dutch text will be binding.

File No. 82-2683

RECEIVED
... -4 A 9: ...
... CORPORATE FINANCE

Oproeping voor de jaarlijkse Algemene Vergadering van Aandeelhouders van Wolters Kluwer nv

Wolters Kluwer

Te houden op **vrijdag 20 april 2007** in het Okura Hotel, Ferdinand Bolstraat 333 te Amsterdam, aanvang 14.00 uur.

De agenda voor de Algemene Vergadering van Aandeelhouders luidt als volgt:

1. *Opening*
2. *Jaarverslag 2006*
   - a Verslag van de Raad van Bestuur over het jaar 2006
   - b Bericht van de Raad van Commissarissen over het jaar 2006
3. *Jaarrekening 2006 en dividend*
   - a Beleid ten aanzien van reserveringen en dividend
   - b Voorstel tot vaststelling van de jaarrekening *(financial statements)* over het jaar 2006 zoals opgenomen in het officiële Engelstalige jaarverslag over het jaar 2006
   - c Voorstel tot uitkering van een dividend van € 0,58 per gewoon aandeel in contanten of, ter keuze van de houders van gewone aandelen, in de vorm van gewone aandelen
4. *Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur en de Raad van Commissarissen voor de uitoefening van hun taak*
   - a Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten
   - b Voorstel tot verlenen van kwijting aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten
5. *Voorstel tot wijziging van de statuten*
6. *Voorstel tot benoeming van de heer B.F.J.A. Angelici als lid van de Raad van Commissarissen*
7. *Voorstel tot benoeming van de heer J.J. Lynch, Jr. als lid van de Raad van Bestuur*
8. *Voorstel tot vaststelling van de beloning van de leden van de Raad van Commissarissen*
9. *Voorstel tot wijziging van het bezoldigingsbeleid en het Long-Term Incentive Plan van de Raad van Bestuur*
10. *Voorstel tot verlenging van de bevoegdheden van de Raad van Bestuur*
    - a tot uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen
    - b tot beperking of uitsluiting van het voorkeursrecht
11. *Voorstel tot machtiging van de Raad van Bestuur tot inkoop van eigen aandelen*
12. *Rondvraag*
13. *Sluiting*

De agenda met toelichting met daarin vermeld de gegevens van de heer Angelici als bedoeld in artikel 2:142 lid 3 Burgerlijk Wetboek, het voorstel tot wijziging van de statuten en een toelichtende notitie daarop, de officiële Engelstalige jaarstukken over 2006, en het Nederlandse jaaroverzicht liggen ter inzage bij het kantoor van Fortis Bank (Nederland) N.V., Rokin 55 te Amsterdam alsmede ten kantore van de vennootschap, Apollolaan 153 te Amsterdam. Deze stukken kunnen kosteloos op bovengenoemde adressen worden afgehaald en ook telefonisch worden aangevraagd bij ABN AMRO Servicedesk, telefoon 076 5799 455, en bij Fortis Bank (Nederland) N.V., telefoon 020 5272 467 en voorts schriftelijk of telefonisch worden aangevraagd bij Wolters Kluwer nv, Corporate Communications, Postbus 75248, 1070 AE Amsterdam (telefoon 020 6070 469, fax 020 6070 490, e-mail info@wolterskluwer.com). Tevens zijn deze stukken te raadplegen via de website: www.wolterskluwer.com.

INSTRUCTIES VOOR DEELNAME

Registratiedatum
De Raad van Bestuur van Wolters Kluwer nv heeft bepaald dat als stem- of vergadergerechtigden voor de Algemene Vergadering van Aandeelhouders gelden, zij die op donderdag 29 maart 2007 na verwerking van alle bij- en afschrijvingen per die datum, die rechten hebben en zijn ingeschreven in één van de daartoe door de Raad van Bestuur aangewezen registers en die tevens op de hierna beschreven wijze voor de Algemene Vergadering van Aandeelhouders zijn aangemeld.

VOOR HOUDERS VAN GIRALE GEWONE AANDELEN GELDT:

Registratie
Voor houders van girale gewone aandelen zijn als register dan wel deelregisters aangewezen de administraties van de bij Euroclear Nederland aangesloten instellingen, waaruit blijkt wie op de registratiedatum aandeelhouder zijn.

Aanmelding
Houders van girale gewone aandelen hebben toegang tot de vergadering indien zij zich vanaf vrijdag 30 maart 2007 en uiterlijk op vrijdag 13 april 2007 om 17.30 uur, via de instelling in wier administratie zij voor aandelen zijn geregistreerd, hebben aangemeld bij ABN AMRO Bank N.V. (ABN AMRO) of Fortis Bank (Nederland) N.V. (Fortis).

Toegang tot de vergadering
Iedere aangemelde houder van girale gewone aandelen ontvangt per e-mail of per post een registratiebewijs. Het registratiebewijs zal dienen als bewijs van toegang tot de vergadering, waarbij het aantal girale gewone aandelen waarvoor de aandeelhouder kan stemmen, zal staan vermeld op de registratielijst die Wolters Kluwer nv van ABN AMRO en Fortis zal ontvangen.

Verlening van volmacht/steminstructie
Houders van gewone girale aandelen die een derde willen machtigen om namens hen de vergadering bij te wonen, dan wel een volmacht die tevens een steminstructie inhoudt willen verlenen aan iedere notaris van Allen & Overy LLP, kantoor Amsterdam (notaris), kunnen mits ze zich tijdig op de hierboven beschreven wijze hebben aangemeld voor de vergadering, dit doen op de hierna beschreven wijze.

Volmacht aan derde
De formulieren voor verlening van een volmacht aan een derde zijn verkrijgbaar bij ABN AMRO, telefoon 076 5799 455 en via de website van de vennootschap. Ingevulde formulieren dienen toegezonden te worden aan ABN AMRO Bank N.V., AS/Exchange Agency MF 2020, Postbus 3200, 4800 DE Breda, fax 076 5799 620 en dienen uiterlijk op vrijdag 13 april 2007 om 17.30 uur door ABN AMRO op het hiervoor aangegeven adres te zijn ontvangen.

Elektronische volmacht met steminstructies
Houders van girale gewone aandelen kunnen tot uiterlijk vrijdag 13 april 2007 om 17.30 uur een elektronische volmacht met steminstructie aan de notaris verlenen. Via de website van de vennootschap is aangegeven hoe een elektronische volmacht met steminstructie verleend kan worden.

Schriftelijke volmacht met steminstructies
De formulieren voor verlening van een schriftelijke volmacht met steminstructie aan de notaris zijn verkrijgbaar bij ABN AMRO en via de website van de vennootschap. Ingevulde formulieren dienen toegezonden te worden aan ABN AMRO op het hiervoor aangegeven adres en dienen uiterlijk op vrijdag 13 april 2007 om 17.30 uur door ABN AMRO op het hiervoor aangegeven adres te zijn ontvangen.

VOOR HOUDERS VAN GEWONE AANDELEN OP NAAM (REGISTERAANDEELHOUDERS) GELDT:

Registratie
Voor houders van gewone aandelen op naam (registeraandeelhouders) is als register aangewezen het aandeelhoudersregister van Wolters Kluwer nv dat wordt gehouden door de vennootschap, waaruit blijkt wie op de registratiedatum aandeelhouder zijn.

Aanmelding en verlening van volmacht
De registeraandeelhouders ontvangen van de vennootschap een aanmeldingsformulier met toelichting. De schriftelijke aanmelding dient uiterlijk vrijdag 13 april 2007 om 17.30 uur in het bezit van de vennootschap te zijn. Registeraandeelhouders die een derde willen machtigen om namens hen de vergadering bij te wonen, kunnen dit doen middels het aanmeldingsformulier en dienen daartoe de gegevens van de betreffende derde op het formulier te vermelden.

PARKEREN

Bezoekers van de vergadering wordt geadviseerd met openbaar vervoer te reizen indien mogelijk. Bezoekers die met de auto komen, kunnen gratis parkeren op een speciaal hiervoor gereserveerd gedeelte van de parkeergarage P2, sectie 6&7 bij de RAI. Vervoer met een pendelbus naar het Okura Hotel wordt verzorgd. Wij attenderen u erop dat er bij het Okura Hotel beperkte parkeergelegenheid is. In verband met het tijdstip van aanvang van de vergadering adviseren wij u om uiterlijk 13.30 uur bij de parkeergarage van de RAI aanwezig te zijn.

Amsterdam, 22 maart 2007
Raad van Bestuur Wolters Kluwer nv
www.wolterskluwer.com

END